NEWS RELEASE               EXHIBIT 20                            [CIGNA LOGO]


For Release:      Immediate

Contact: Edwin J. Detrick, Investor Relations - (215) 761-6130 Michael J. Monroe, Media Relations - (215) 761-6133



                       CIGNA REPORTS FIRST QUARTER RESULTS

                     EARNINGS UP 20% FOR HEALTH CARE SEGMENT

PHILADELPHIA, May 3, 1999 -- CIGNA Corporation (NYSE:CI) today reported first quarter 1999 operating income* of $251 million, or $1.21 per share. This compares with operating income of $255 million, or $1.17 per share for the first quarter of 1998, adjusted to exclude an after-tax gain of $202 million associated with the sale of CIGNA's individual life insurance and annuity business.

These results include the property and casualty operations that are to be sold to ACE Limited**, which is expected to be finalized by mid-1999. Excluding the operations to be sold, CIGNA's operating income for the first quarter of 1999 was $233 million, compared with operating income of $214 million for the same period in 1998 or $1.12 per share vs. $0.98 per share, a 14% increase.

"Our employee benefits businesses continued to perform well in the quarter and we are particularly pleased with the underlying strength of the health businesses," said Wilson H. Taylor, CIGNA's chief executive. "The sale of the property and casualty businesses to ACE Limited remains on schedule for a mid-year closing," Taylor added.

--------------------------------
* Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results and the cumulative effect of an accounting change. All earnings per share amounts are on a diluted basis.
**   Sale is subject to regulatory approvals and other closing conditions.

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SEGMENT RESULTS:

Employee Health Care, Life and Disability Benefits
--------------------------------------------------
This segment includes CIGNA's HMO and indemnity operations. The segment had operating income of $157 million in the first quarter of 1999, up 20% compared with $131 million for the same period last year. The increase in operating income over the first quarter of 1998 is attributable to significant improvement in HMO results.

Revenues for the first quarter were $3.3 billion, compared with $3.0 billion for the same period last year.

Total covered lives were approximately 13 million at March 31, 1999. HMO medical membership was 6.7 million members, up 6% from March 31, 1998. Medical indemnity lives were 6.4 million, up 8% from March 31, 1998.

Employee Retirement Benefits and Investment Services
----------------------------------------------------
This segment, which operates in the defined contribution, defined benefit and corporate life insurance markets, had operating income of $63 million in the first quarter of 1999. This compares with operating income of $61 million for the same period last year.

Assets under management at March 31, 1999 were $53 billion, an increase of 4% from $51 billion as of March 31, 1998.


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International Life, Health and Employee Benefits
------------------------------------------------
This segment, which includes CIGNA's life insurance and employee benefits businesses operating in international markets, had operating income of $3 million in the first quarter of 1999. This compares with operating income of $9 million for the same period last year.

Other Operations
----------------
Other Operations includes gain recognition related to the sale of the individual life insurance and annuity business, the leveraged corporate life insurance operation, the life and health reinsurance business and certain new business initiatives, as well as the results of the settlement annuity business and investment and real estate subsidiaries. Other Operations had operating income of $30 million in the first quarter of 1999, compared with operating income of $31 million for the same period last year, excluding the $202 million after-tax gain from the sale of the individual life insurance and annuity business.

Corporate
---------
Corporate includes unallocated investment income and parent company expenses, primarily debt service. Corporate had a loss of $20 million in the first quarter of 1999, compared with a loss of $18 million for the same period last year.

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Property and Casualty (P&C)
---------------------------
The P&C operations, which are under agreement of sale to ACE Limited, reported operating income of $18 million in the first quarter of 1999, compared with $41 million in the same period last year. The current quarter was impacted by after-tax catastrophe losses of $15 million, primarily for additional charges for Hurricanes Georges and Mitch.

NET INCOME
----------
Consolidated net income for the first quarter of 1999 was $188 million, or $0.91 per share, which includes a $91 million after-tax charge for the cumulative effect of adopting a new accounting standard for guaranty fund and other insurance-related assessments, primarily related to the P&C business. Consolidated net income for the same period last year was $293 million, or $1.34 per share, excluding the after-tax gain of $202 million from the sale of CIGNA's individual life insurance and annuity business.

REVENUES
--------
Consolidated revenues for the first quarter of 1999 were $5.4 billion, compared with $5.1 billion for the first quarter of 1998, excluding the gain on the sale of the individual life insurance and annuity business.

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ASSETS/SHAREHOLDERS' EQUITY
---------------------------
Assets at March 31, 1999 were $112.5 billion, compared with $114.6 billion at December 31, 1998. Shareholders' equity was $7.9 billion ($38.68 per share) at March 31, 1999, compared with $8.3 billion ($40.25 per share) at December 31, 1998.

SHARE REPURCHASE
----------------
In the first quarter of 1999, CIGNA repurchased 2.9 million shares of its common stock for $230 million. In April, CIGNA repurchased 1 million shares for $85 million. CIGNA's share repurchase authority was increased by $500 million at the January 1999 Board of Directors meeting. Total available repurchase authority was approximately $475 million at May 3, 1999.




Quarterly   earnings  are  available  on  CIGNA's  home  page  on  the  Internet
(http://www.cigna.com).